Exhibit 99.16

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

July 24, 2013

Antero Resources Appalachian Corporation

1625 17th Street

Suite 300

Denver, Colorado 80202

Ladies and Gentlemen:

Pursuant to your request, we have conducted an audit of the estimates of net proved natural gas reserves and present worth, as of June 30, 2013, prepared by the engineering staff of Antero Resources Appalachian Corporation (Antero) for working and royalty interests owned in Pennsylvania and West Virginia. This evaluation was completed on July 24, 2013. Antero has represented that these properties account for 100 percent on a million cubic feet equivalent basis of Antero’s net proved reserves in the Upper Devonian Shale in the Appalachian basin as of June 30, 2013. Antero has represented to us that these properties account for approximately 0.71 percent on a million cubic feet equivalent basis of Antero’s net proved reserves as of June 30, 2013, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4—10(a) (1)—(32) of Regulation S—X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Antero that it represents to be Antero’s estimates of the net reserves, as of June 30, 2013, for the same properties as those which we evaluated. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Antero.

Reserves included herein are expressed as net reserves as represented by Antero. Gross reserves are defined as the total estimated petroleum to be produced from these properties after June 30, 2013. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Antero after deducting all interests owned by others.

Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting production and ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Present worth is defined as future net revenue discounted at a specified arbitrary rate compounded monthly over the expected period of realization.

At the request of Antero, we have prepared an audit of the estimates of net proved natural gas reserves and present worth, as of June 30, 2013, prepared by the engineering staff of Antero for the same properties at forecast prices, referred to as the “Forecast Price Sensitivity Case.”

Estimates of natural gas reserves and associated revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Antero personnel, Antero files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Antero with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geological and engineering methods that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history. These assumptions, data, methods, and procedures are considered appropriate for the purpose for which this report has been prepared.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Petroleum reserves estimated by Antero and by us are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment.

In the course of our audit of the estimates of net proved reserves prepared by Antero, we have participated in reviews and discussions with Antero involving Antero’s methodologies and procedures and we are in concurrence with the methodologies and procedures used by Antero.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at the legal pressure base of the state in which the interest is located.

Definition of Reserves

Petroleum reserves estimated by Antero included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4—10(a) (1)—(32) of Regulation S—X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves — Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves — Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves — Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4—10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Natural Gas Prices

Antero has represented that the natural gas prices were based on Columbia Gas Transmission Appalachia index pricing, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials and heating value adjustments furnished by Antero to the reference price of $3.43 per million British thermal units (MMBtu) and held constant thereafter. The resulting weighted average price was $3.12 per thousand cubic feet.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Antero, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. Abandonment costs were included for all properties. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the June 30, 2013, estimated gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

Antero has represented that estimated net proved reserves and present worth at 10 percent attributable to the reviewed properties are based on the definitions of proved reserves of the SEC. Antero represents that its estimates of the net proved reserves attributable to these properties, which represent 0.71 percent of Antero’s total proved reserves on a net equivalent basis, are as follows, expressed in millions of cubic feet (MMcf), millions of cubic feet equivalent (MMcfe), and thousands of dollars (M$):

	Estimated by Antero Net Proved Reserves and Present Worth at 10 Percent as of June 30, 2013
	Natural Gas (MMcf)	Gas Equivalent (MMcfe)	Present Worth at 10 Percent (M$)

Audited by DeGolyer and MacNaughton	44,389	44,389	6,592
Not Audited by DeGolyer and MacNaughton	0	0	0

Total Upper Devonian Proved	44,389	44,389	6,592

Note: Future income taxes were not taken into account in the preparation of the estimates of present worth.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7,

932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4—10(a) (1)—(32) of Regulation S—X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (5), (8), and 1203(a) of Regulation S—K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein, (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year, and (iii) the effective date of this report does not coincide with Antero’s fiscal year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

In comparing the detailed net proved reserves estimates prepared by us and by Antero of the properties audited, we have found differences, both positive and negative, in reserves estimates for individual properties. These differences appear to be compensating to a great extent when considering the reserves of Antero, in total, for the properties reviewed, resulting in an overall difference of 0.81 percent when compared on a net gas equivalent basis. It is our opinion that there is no material difference between the net proved reserves estimates prepared by Antero and those prepared by us for those properties we audited. In comparing the detailed present worth at 10 percent estimates prepared by us and by Antero of the properties audited, we have found differences, both positive and negative, in present worth estimates for individual properties. These differences appear to be compensating to a great extent when considering the present worth of Antero, in total, for the properties reviewed, resulting in a 6.74 percent overall difference. It is our opinion that for the audited properties the present worth at 10 percent estimates prepared by Antero appear reasonable.

Forecast Price Sensitivity Case

The aforementioned methodology and procedures were used to determine estimates of net proved reserves for the Forecast Price Sensitivity Case. There were no changes to the number of locations evaluated, operating expenses, capital costs, or abandonment costs. The following economic assumptions were used for estimating future prices and costs for the Forecast Sensitivity Price Case:

Natural Gas Prices

Prices were provided by Antero as shown in the following table, expressed in dollars per MMBtu ($/MMBtu):

Date	Natural Gas ($/MMBtu)

2013	3.48
2014	3.69
2015	3.90
2016	4.05
2017 and thereafter	4.19

As of June 30, 2013, the 5-year average price is $3.86 per MMBtu for natural gas. The gas prices were calculated for each property using differentials and heating value adjustments furnished by Antero. The resulting weighted average price was $3.91 per thousand cubic feet of gas.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Antero, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. Abandonment costs were included for all properties. These costs were not escalated for inflation.

Antero represents that its estimates of the net proved reserves and present worth attributable to the properties audited, under the aforementioned Forecast Price Sensitivity Case assumptions, are as follows, expressed in millions of cubic feet (MMcf), millions of cubic feet equivalent (MMcfe), and thousands of dollars (M$):

	Forecast Price Sensitivity Case
	Estimated by Antero Net Proved Reserves and Present Worth at 10 Percent as of June 30, 2013
	Natural Gas (MMcf)	Gas Equivalent (MMcfe)	Present Worth at 10 Percent (M$)

Audited by DeGolyer and MacNaughton	44,560	44,560	16,283
Not Audited by DeGolyer and MacNaughton	0	0	0

Total Upper Devonian Proved	44,560	44,560	16,283

Note: Future income taxes were not taken into account in the preparation of the estimates of present worth.

In comparing the detailed net proved reserves estimates prepared by us and by Antero for the Forecast Price Sensitivity Case, we have found differences, both positive and negative, in reserves estimates for individual properties. These differences appear to be compensating to a great extent when considering the reserves of Antero, in total, for the properties reviewed, resulting in an overall difference of 0.81 percent when compared on a net gas equivalent basis. It is our opinion that for the audited properties there is no material difference between the net proved reserves estimates prepared by Antero and those prepared by us for the Forecast Price Sensitivity Case. In comparing the detailed present worth at 10 percent estimates prepared by us and by Antero for the Forecast Price Sensitivity Case, we have found differences, both positive and negative, in present worth estimates for individual properties. These differences appear to be compensating to a great extent when considering the present worth of Antero, in total, for the properties reviewed, resulting in a 3.10 percent overall difference. It is our opinion that for the audited properties there is no material difference between the present worth at 10 percent estimates prepared by Antero and those prepared by us for the Forecast Price Sensitivity Case.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Antero. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Antero. DeGolyer and MacNaughton has used all data, assumptions, procedures, and methods that it considers necessary to prepare this report.

Very truly yours,

/s/ DeGOLYER and MacNAUGHTON

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Gregory K. Graves
Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.              That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Antero dated July 24, 2013, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.              That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 28 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Gregory K. Graves
Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton